Exhibit 99.1

Date: January 27, 2006	Contact: Charles P. Huffman

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2006 first quarter earnings and announces declaration of dividend
The Board of Directors of EnergySouth, Inc., at a meeting held January 27, 2006, declared a quarterly dividend on the outstanding Common Stock of $0.215 per share, to be paid April 1, 2006 to holders of record as of March 15, 2006.
Net income for EnergySouth, Inc. for the quarter ended December 31, 2005 was $4,485,000, or $0.56 per diluted share, as compared to net income for the quarter ended December 31, 2004 of $4,316,000, or $0.54 per diluted share. The increase in earnings of $0.02 per share is primarily attributed to the Company’s Bay Gas subsidiary and merchandising-related activities of its Mobile Gas subsidiary.
Bay Gas’ earnings for the quarter ended December 31, 2005 were $0.16 per diluted share, an increase of $0.01 per diluted share as compared to the same period last year. The increase in earnings was due primarily to expenses capitalized for the construction of its third underground natural gas storage cavern.
Earnings per share from Mobile Gas’ distribution business for the quarter ended December 31, 2005 were unchanged when compared to the same prior year period, with diluted earnings per share of $0.38 for the first fiscal quarters of each of 2006 and 2005. The current year quarter results include a one time credit to operating expenses related to postemployment health insurance of approximately $0.03 per diluted share.
Earnings from other business operations for the quarter ended December 31, 2005 were $0.02 per diluted share as compared to $0.01 per diluted share for the same period last year. The increase of $0.01 per diluted share is due to an increase in merchandise sales by Mobile Gas and related activities.
EnergySouth, Inc. is the holding company for a family of energy businesses. Mobile Gas purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. MGS Storage Services is the general partner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas for Mobile Gas and other customers. EnergySouth Services is the general partner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.

ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended December 31,	2005	2004
Operating Revenues	$44,812	$36,367
Operating Expenses	$35,832	$27,379
Net Income	$4,485	$4,316

Basic Earnings Per Common Share	$0.57	$0.55

Diluted Earnings Per Common Share	$0.56	$0.54

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